Exhibit 4.1

Execution Version

FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (this “Agreement”), dated as of September 5, 2024 and effective as of the First Amendment Effective Date, is by and among UNIFI MANUFACTURING, INC., a North Carolina corporation (“Unifi Manufacturing”), UNIFI, INC., a New York corporation (“Parent”; Unifi Manufacturing and Parent, each, a “Borrower” and, collectively, the “Borrowers”), the Guarantors (as such term is defined below) (the Borrowers and Guarantors, each, a “Loan Party” and, collectively, the “Loan Parties”), the Lenders (as such term is defined below) party hereto, and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”).

W I T N E S S E T H:

WHEREAS, reference is made to that certain Second Amended and Restated Credit Agreement dated as of October 28, 2022, by and among the Borrowers, the lenders from time to time party thereto (each, a “Lender” and, collectively, the “Lenders”), the Persons party thereto, and the Agent (as the same may be amended, restated, supplemented, or otherwise modified from time to time before the date hereof, the “Credit Agreement”); and

WHEREAS, the Borrowers have requested that the Agent and the Lenders agree to certain amendments to the Credit Agreement as set forth in this Agreement, and the Agent and the Lenders party hereto have agreed to such amendments to the Credit Agreement, subject to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and of the Loans and other extensions of credit heretofore, now or hereafter made to, or for the benefit of, the Borrowers by the Lenders, the Borrowers, the Agent, and the Lenders party hereto agree as follows:

SECTION 1.
Defined Terms; Incorporation of Recitals. Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Credit Agreement. This Agreement constitutes a Loan Document. The recitals to this Agreement are incorporated by reference into this Agreement.
SECTION 2.
Amendments to Credit Agreement.
(a)
Amendments to Schedule 1.1. Schedule 1.1 to the Credit Agreement is amended by including the following new definitions in proper alphabetical order:
“First Amendment” means that certain First Amendment to Second Amended and Restated Credit Agreement, dated as of September 5, 2024 and effective as of the First Amendment Effective Date, by and among the Borrowers, the other Loan Parties party thereto, the Lenders party thereto and the Agent.
“First Amendment Effective Date” has meaning provided in the First Amendment.
“Permitted W-3 Warehouse Disposition” means the sale by Unifi Manufacturing of its right, title and interests in the W-3

Warehouse, so long as (a) the aggregate Net Cash Proceeds received by Unifi Manufacturing substantially contemporaneously with the consummation of such sale equals or exceed $7,000,000; (b) all amounts payable to Unifi, Inc., or any of its Subsidiaries or affiliates in connection with such sale are paid directly to the Agent’s Account for application as set forth herein; (c) at the time such sale is consummated and immediately after giving effect thereto, no Default or Event of Default exists; and (d) such sale occurs on or before November 1, 2024.
“Specified Dispositions” means, collectively, the Permitted W-3 Warehouse Disposition and the Permitted Parkdale Disposition.
“W-3 Warehouse” means that certain real property commonly known as 300 Sara Lee Blvd., Yadkinville, NC.
(b)
Amendment to Schedule 1.1. The definitions of “Applicable Margin”, “Letter of Credit Sublimit”, “Maximum Revolver Amount,”, “Reset Conditions” and “Trigger Level” are hereby amended and restated in their entirety to read as follows:
“Applicable Margin” means, as of any date of determination and with respect to Base Rate Revolving Loans, SOFR Revolving Loans, Base Rate Terms Loans or SOFR Term Loans, as applicable, a rate per annum determined as follows:
(a) if Average Excess Availability for the most recently ended calendar quarter is greater than the greater of $55,000,000 and an amount equal to 66.7% of the Line Cap, a rate per annum determined by reference to the following table and based on the Leverage Ratio of Parent and its Subsidiaries determined as of the last day of the most recently ended fiscal quarter of Parent and its Subsidiaries for which the financial statements required to be delivered to Agent in accordance with Section 5.1 of the Agreement have been delivered:

Level	Leverage Ratio	Applicable Margin
		Base Rate Revolving Loans	SOFR Revolving Loans	Base Rate Term Loans	SOFR Term Loans
I	Less than or equal to 3.25 to 1.00	0.50%	1.50%	0.50%	1.50%
II	Greater than 3.25 to 1.00	0.75%	1.75%	0.75%	1.75%

(b) in all other cases, a rate per annum determined by reference to the following table and based on Average Excess Availability for the most recently ended calendar quarter:

Level	Average Excess Availability	Applicable Margin
		Base Rate Revolving Loans	SOFR Revolving Loans	Base Rate Term Loans	SOFR Term Loans
I	Greater than or equal to $40,000,000	0.75%	1.75%	0.75%	1.75%
II	Less than $40,000,000	1.00%	2.00%	1.00%	2.00%

The Applicable Margin shall be re-determined by Agent as of the first day of each calendar quarter. Anything in the foregoing to the contrary notwithstanding, the Applicable Margin shall be set at the margin in the row styled “Level II” in clause (b) above for the period commencing on the First Amendment Effective Date through and including the later to occur of (A) September 30, 2025 or (B) the end of the first Fiscal Quarter (occurring after the First Amendment Effective Date) after financial statements delivered by the Loan Parties during such Fiscal Quarter pursuant to Section 5.1 demonstrate that the Fixed Charge Coverage Ratio of the Loan Parties, measured on a trailing quarter basis for the Fiscal Quarter (or, during any Increased Financial Reporting Period, on a trailing twelve month basis for the fiscal month) most recently elapsed, shall have been greater than or equal 1.05:1.00.
“Letter of Credit Sublimit” means $3,000,000.
“Maximum Revolver Amount” means $80,000,000, as decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) of the Agreement or increased by the amount of Increases in the Revolver Commitments made in accordance with Section 2.14 of the Agreement.
“Reset Conditions” means, with respect to any Reset Date, the following: (a) Agent and each Lender shall have received, in form and substance satisfactory to Agent and each Lender, appraisals of the Eligible M&E and the Eligible Real Property used to calculate the Term Loan Formula Amount on such Reset Date; provided that, (i) such appraisals shall have been conducted within 90 days prior to such Reset Date, (ii) the reports prepared by the applicable appraisers with respect to such appraisals shall have been approved by Agent at least 21 days prior to such Reset Date (which approval shall not be unreasonably withheld, delayed or conditioned), and (iii) the appraisal reports as approved by Agent shall have been delivered to each Lender at least 21 days prior to such Reset Date, (b) Agent and each Lender shall have received, in form and substance satisfactory to Agent and each Lender, Phase I Environmental Site Assessments with respect to the Eligible Real Property used to calculate the Term Loan Formula Amount on such Reset Date (other than the Eligible Real Property located at 7201 West Friendly Avenue, Greensboro, North Carolina), which assessments shall have been delivered to Agent and each Lender within 24 months prior to such Reset

Date, (c) on such Reset Date, no Default or Event of Default shall exist or shall have occurred and be continuing, (d) Excess Availability shall not be less than $23,000,000 at any time during the period from the 30th day prior to such Reset Date through and including such Reset Date, (e) the Fixed Charge Coverage Ratio of the Loan Parties shall be at least 1.05 to 1.00 for the most recent 12 fiscal month period ended at least 21 days before such Reset Date (as presented in financial reporting information which is in form and substance satisfactory to the Agent) (provided, however, that this clause (e) shall not apply with respect to the Reset Date occurring on the Second Restatement Effective Date), (f) on or prior to such Reset Date, Agent shall have received, in form and substance reasonably satisfactory to Agent, all agreements, documents and instruments as Agent shall deem reasonably necessary or appropriate in connection with the additional term loans to be made by the Term Loan Lenders on such Reset Date, (g) on such Reset Date, Agent shall have received from Borrowers an officer’s certificate from an Authorized Person as to the satisfaction of all of the conditions set forth above; and (h) with respect to any Reset Date occurring after the First Amendment Effective Date, the Required Lenders shall have provided their written consent to the occurrence of such Reset Date.
“Trigger Level” means, as of any date of determination, the greater of (a) $16,500,000 and (b) 10% of the sum of (i) the Maximum Revolver Amount plus (ii) the outstanding principal amount of the Term Loan on such date.
(c)
Amendments to Schedule 1.1. Clause (o) of the definition of “Permitted Dispositions” appearing on Schedule 1.1 to the Credit Agreement is amended by deleting the terms, “Permitted Parkdale Disposition”, appearing therein and replacing such terms with the terms, “Specified Dispositions”.
(d)
Amendments to Section 2.3. Section 2.3(b) of the Credit Agreement is hereby amended by deleting the terms, “10% of the Maximum Revolver Amount”, appearing therein and replacing such terms with the terms, “$4,000,000”.
(e)
Amendments to Section 2.4.
(i)
Section 2.4(b)(ii) of the Credit Agreement is hereby amended by deleting clauses (L) and (M) thereof in their entirety and replacing such terms with the following:
(L) twelfth, ratably to pay any Obligations owed to Defaulting Lenders;
(M) thirteenth, solely to the extent permitted under applicable law (including, without limitation, the Bankruptcy Code and any other laws governing or arising under any Insolvency Proceeding), to First National Bank of Pennsylvania and its subsidiary, FNB Equipment Finance, (together, “FNB”) in respect of any equipment lease obligations owing to FNB by the Loan Parties as of the First Amendment Effective Date; and

(N) fourteenth, to Borrowers (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.
(ii)
Section 2.4(f)(ii) of the Credit Agreement is hereby amended by deleting the terms, “Permitted Parkdale Disposition”, appearing therein and replacing such terms with the terms, “Specified Dispositions”.
(f)
Amendments Section 2.10. Section 2.10(c) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:
(c) Field Examination and Other Fees. Borrowers shall pay to Agent, field examination, appraisal, and valuation fees and charges, as and when incurred or chargeable, as follows (i) a fee at the Agent’s then-standard rate per day, per examiner, plus out-of-pocket expenses (including travel, meals, and lodging) for each field examination of any Loan Party or its Subsidiaries performed by or on behalf of Agent, and (ii) the fees, charges or expenses paid or incurred by Agent if it elects to employ the services of one or more third Persons to appraise the Collateral, or any portion thereof; provided that Borrowers shall be required to reimburse Agent for only (A) with respect to field examinations, (i) one field examination per calendar year, plus (ii) one additional field examination per calendar year if at any time during such calendar year Excess Availability has been less than or equal to 25% of the Maximum Revolver Amount, plus (iii) each other field examination ordered during the existence of an Event of Default, plus (iv) each other field examination contemplated in the definitions of “Eligible Accounts,” “Eligible Inventory,” to the extent relating to an Acquisition and the applicable assets to be acquired in such Acquisition are to be included in the calculation of the Borrowing Base and (B) with respect to appraisals, (i) one appraisal of each type of Collateral during each calendar year, plus (ii) one additional appraisal per calendar year of each type of Collateral if at any time during such calendar year Excess Availability has been less than or equal to 25% of the Maximum Revolver Amount, plus (iii) each other appraisal ordered or commenced during the existence of an Event of Default, plus (iv) each appraisal contemplated in the definitions of “Eligible Accounts,” “Eligible Inventory,” “Eligible Real Property,” and “Eligible M&E,” to the extent relating to an Acquisition and the applicable assets to be acquired in such Acquisition are to be included in the calculation of the Borrowing Base.
(g)
Amendments to Schedule A-2. Schedule A-2 (Authorized Persons) to the Credit Agreement is hereby amended and restated in its entirety in the form of Schedule 1 attached hereto.
(h)
Amendments to Schedule C-1. Schedule C-1 (Commitments) to the Credit Agreement is hereby amended and restated in its entirety in the form of Schedule 2 attached hereto.
SECTION 3.
Conditions to Effectiveness. The effectiveness of the amendments set forth in Section 2 is subject to satisfaction, on or before September 5, 2024, of the following conditions precedent (the date of such satisfaction being the “First Amendment Effective Date”):

(a)
(i) each Loan Party shall have executed and delivered to the Agent a counterpart of this Agreement, (ii) Lenders shall have executed and delivered to the Agent a counterpart of this Agreement, and (iii) the Agent shall have executed and delivered a counterpart of this Agreement;
(b)
the representations and warranties of the Loan Parties contained in Section 4 hereof shall be true and correct on and as of the First Amendment Effective Date;
(c)
before and immediately after the First Amendment Effective Date, no Event of Default shall have occurred and be continuing; and
(d)
The Agent shall have received in immediately available funds an amendment fee in the amount of $195,000, to be paid ratably to the Lenders in accordance with their respective Pro Rata Shares of the Loans, which amendment fee shall be fully earned on the date of this Amendment and once paid shall not refundable. Borrowers hereby authorize and direct the Agent to charge such amendment fee to the Loan Account on the First Amendment Effective Date.
SECTION 4.
Representations and Warranties of the Loan Parties. Each Loan Party hereby represents and warrants on and as of the First Amendment Effective Date that:
(a)
after giving effect to this Agreement, the representations and warranties of each Loan Party contained in the Loan Documents shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) on and as of the First Amendment Effective Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which event such representations and warranties were true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of such earlier date);
(b)
this Agreement has been duly executed and delivered by each Loan Party and this Agreement constitutes a legal, valid, and binding obligation of such Loan Party, enforceable against such Loan Parties in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally;
(c)
the Security Documents and all of the Collateral described therein do, and shall continue to, secure the payment of all of the Obligations;
(d)
the execution and delivery by each Loan Party of this Agreement and the performance by each Loan Party of the Credit Agreement (as amended hereby) have been duly authorized by all necessary corporate or limited liability company action (as applicable) and do not (i) contravene the terms of any of that Person’s Governing Documents; (ii) conflict with or result in any breach or contravention of, or result in the creation of any Lien (other than Permitted Liens) under, any material agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound or any order, injunction, writ or decree of any Governmental Authority to which such Person or its assets are subject, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; (iii) violate any provision of federal, state, or local law or regulation applicable to any Loan Party or its Domestic Subsidiaries in any respect, except, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

SECTION 5.
Effects on Loan Documents.
(a)
On and after the First Amendment Effective Date, each reference in any Loan Document to “the Credit Agreement” shall mean and be a reference to the Credit Agreement as amended hereby and each reference in the Credit Agreement to “this agreement,” “hereunder,” “hereof” or words of like import shall mean and be a reference to the Credit Agreement as amended hereby.
(b)
Except as specifically set forth herein (i) all Loan Documents shall continue to be in full force and effect and are hereby in all respects ratified and confirmed; (ii) no other changes or modifications to the Credit Agreement or any of the other Loan Documents are intended or implied, and in all other respects, the Credit Agreement and each of the other Loan Documents is hereby specifically ratified, restated and confirmed by all parties hereto as of the date hereof (and after giving effect to the terms of this Agreement); and (iii) the execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power, or remedy of Agent, any Lender, the Swing Lender, or any Issuing Lender under any of the Loan Documents nor constitute a waiver of any provision of the Loan Documents or in any way limit, impair or otherwise affect the rights and remedies of any of them under the Loan Documents, except to the extent expressly set forth herein.
(c)
To the extent that any provision of the Credit Agreement (as amended hereby) or any of the other Loan Documents are inconsistent with the provisions of this Agreement, the provisions of this Agreement shall control.
SECTION 6.
GOVERNING LAW. THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES, OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
SECTION 7.
Miscellaneous.
(a)
This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties hereto.
(b)
Each Loan Party acknowledges and agrees that the execution, delivery, and performance of this Agreement shall not create (nor shall such Loan Party rely upon the existence of or claim or assert that there exists) any obligation of Agent or any Lender to consider or agree to any other amendment of or waiver or consent with respect to the Credit Agreement or any other instrument or agreement to which Agent or any Lender is a party (collectively, an “Additional Amendment” or “Consent”), and if Agent and the Lenders subsequently agree to consider any requested Additional Amendment or Consent, neither the existence of this Agreement nor any other conduct of Agent or the Lenders related hereto, shall be of any force or effect on the Lenders’ consideration or decision with respect to any such requested Additional Amendment or Consent, and the Lenders shall not have any obligation whatsoever to consider or agree to any such Additional Amendment or Consent.
(c)
To induce Agent and Lenders to enter into this Agreement, each Loan Party acknowledges, stipulates, and agrees that (i) all of the Obligations are absolutely due and owing by Loan Parties to Agent and Lenders in accordance with the terms and provisions of the Credit Agreement as amended hereby, without defense, deduction, offset or counterclaim (and, to the extent any Loan Party had any defense, deduction, offset or counterclaim on the date hereof, the same is hereby waived by such Loan Party); (ii) the Loan Documents (to the extent amended hereby) to which such Loan Part is a party are legal, valid and binding obligations of such Loan Party enforceable against such Loan Party in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; (iii) the Liens granted by each Loan Party to Agent in the Collateral are valid and duly perfected, first priority Liens, subject only to Permitted Liens; (iv) each of the recitals contained at the beginning of this Agreement is true and correct; (v) if such Loan Party is a Guarantor, such Loan Party reaffirms and ratifies its guaranty obligations under the Loan Documents to which it is a party and agrees that none of such obligations thereunder shall be diminished or limited in any way by the execution and delivery of this Agreement; and (vi) before executing this Agreement, each Loan Party consulted with and had the benefit of advice of legal counsel of its own selection and has relied upon the advice of such counsel, and in no part upon the representation of Agent, any Lender or any counsel to Agent or any Lender concerning the legal effects of this Agreement or any provision hereof.
(d)
Nothing under this Agreement shall extinguish the Obligations under the Credit Agreement. Nothing expressed or implied in this Agreement, the Credit Agreement (as amended hereby), or any other document contemplated hereby shall be construed as a release or other discharge of any Loan Party under the Credit Agreement or any other Loan Document from any of its obligations and liabilities thereunder, and except as expressly provided in this Agreement, such obligations are in all respects continuing with only the terms being modified as provided in this Agreement. This Agreement shall not constitute a novation of the Credit Agreement or any other Loan Document.
(e)
In consideration of, among other things, the Lenders’ execution and delivery of this Agreement, each Loan Party, on behalf of itself and respective agents, representatives, officers, directors, advisors, employees, subsidiaries, affiliates, successors and assigns (collectively, “Releasors”), hereby forever agrees and covenants not to sue or prosecute against any Releasee (as hereinafter defined) and hereby forever waives, releases and discharges, to the fullest extent permitted by law, each Releasee from any and all claims (including, without limitation, cross-claims, counterclaims, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential damages, demands, agreements, bonds, bills, specialties, covenants, controversies, variances, trespasses, judgments, executions, costs, expenses or claims whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity (collectively, the “Claims”), against the Agent and any Lender in any capacity and any of their respective affiliates, subsidiaries, shareholders and “controlling persons” (within the meaning of the federal securities laws), and their respective successors and assigns and each and all of the officers, directors, employees, agents, attorneys, advisors and other Representatives of each of the foregoing (collectively, the “Releasees”), based in whole or in part on facts, whether or not now known, existing on or before the First Amendment Effective Date, that relate to, arise out of or otherwise are in connection with: (i) any or all of the Loan Documents or transactions contemplated thereby or any actions or omissions in connection therewith, or (ii) any aspect of the dealings or relationships between or among Loan Parties and any other Releasor, on the one hand, and the Agent or any Lender, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) above. In entering into this Agreement, each Loan Party consulted with, and has been represented by, legal counsel and expressly disclaims any reliance on any representations, acts or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity thereof. The provisions of this Section shall survive the termination of this Agreement, the Credit Agreement, the other Loan Documents, payment in full of the Obligations and the termination of the Commitments of the Lenders.

(f)
The Loan Parties shall execute and deliver such additional documents and take such additional action as may be reasonably requested by Agent to effectuate the provisions and purposes hereof.
(g)
The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder or contemplated herein shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any other instrument or agreement required or contemplated hereunder.
(h)
References in this Agreement to any Section or subsection are, unless otherwise specified, to such Section or Subsection of this Agreement.
(i)
This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.
(j)
To the extent any Person party hereto is an Issuing Lender or the Swing Lender, such Person, in such capacities, agrees and consents to the terms of this Agreement, subject to the satisfaction of the conditions precedent set forth herein.

[Continued on following page.]

IN WITNESS WHEREOF, each of the parties hereto have caused their duly authorized officers to execute and deliver a counterpart of this Agreement as of the date first above written.

BORROWERS:	UNIFI MANUFACTURING, INC.

By: /s/ ANDREW J. EAKER_______
Name: Andrew J. Eaker
Title: Executive Vice President & Chief Financial Officer

UNIFI, INC.

By: /s/ ANDREW J. EAKER_______
Name: Andrew J. Eaker
Title: Executive Vice President & Chief Financial Officer

GUARANTOR:	UNIFI SALES & DISTRIBUTION, INC.

By: /s/ ANDREW J. EAKER_______
Name: Andrew J. Eaker
Title: Executive Vice President & Chief Financial Officer

[UNIFI—FIRST AMENDMENT TO SECOND A&R CREDIT AGREEMENT]

AGENT & LENDERS:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent and as a Lender

By: /s/ SUSAN C. CARR_____
Name: Susan C. Carr
Title: Authorized Signatory

[UNIFI—FIRST AMENDMENT TO SECOND A&R CREDIT AGREEMENT]

BANK OF AMERICA, N.A., as a Lender

By: /s/ PHOEBE RUCKER_____
Name:_Phoebe Rucker_________
Title: _Sr. Credit Officer, VP____

[UNIFI—FIRST AMENDMENT TO SECOND A&R CREDIT AGREEMENT]

FIRST NATIONAL BANK, as a Lender

By: /s/ WILLIAM GIDDES______
Name:_William Giddes__________
Title: _Assistant Vice President___

[UNIFI—FIRST AMENDMENT TO SECOND A&R CREDIT AGREEMENT]

Schedule 1 to First Amendment to Second Amended and Restated Credit Agreement

Schedule A-2

Authorized Persons

Edmund M. Ingle

Andrew J. Eaker

Schedule 2 to First Amendment to Second Amended and Restated Credit Agreement

Schedule C-1

Commitments

Lender	Revolver Commitment	Term Loan Commitment	Total Commitment
Wells Fargo Bank, National Association	$45,217,391	$65,000,000	$110,217,391
Bank of America, N.A.	$20,869,565	$30,000,000	$50,869,565
First National Bank	$13,913,044	$20,000,000	$33,913,044
TOTAL:	$80,000,000	$115,000,000	$195,000,000